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Miracor Diagnostics, Inc.
9191 Towne Centre Drive, Ste. 400
San Diego, CA 92122



September 2, 2005



Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002



         Re:      Miracor Diagnostics, Inc. (the Company)
                  Form S-3 Registration Statement
                  File Number: 333-121487


Dear Mr. Riedler;


         This is in response to your comment letter of August 31, 2005. The paragraph numbers in this letter correspond to those in your comment letter.

         Form S-3
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         Where You Can Find More Information, page 16
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         1. The Company has made the additional disclosures.

         Where You Can Find More Information, page 16
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         2. The Company has made the additional disclosures.

         Form 10-KSB/A for the fiscal year ended December 31, 2004, filed August 16, 2005

         Consolidated Financial Statements
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         (2) Summary of Significant Accounting Policies
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         Revenue Recognition and Accounts Receivable, F-9-F-10
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         3. The Company has made the additional disclosures.

         At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement to September 8, 2005 or as soon as practicable thereafter. Please note that in connection with this request for acceleration, we are authorized to represent the following on behalf of the
Company:

         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Tom Whitcomb at 407-875-2760.



                                           DAVID WAGNER & ASSOCIATES, P.C.


                                           /s/ David J. Wagner